SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 12, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

Enclosures:

Nokia stock exchange release dated March 12, 2010: Nokia updates mobile device market estimates for 2010 based on its revised definition of the industry mobile device market applied to its reporting beginning in 2010

STOCK EXCHANGE RELEASE

March 12, 2010

Nokia Corporation
Stock exchange release
March 12, 2010 at 15.25 (CET +1)

Nokia updates mobile device market estimates for 2010 based on its revised definition of the industry mobile device market applied to its reporting beginning in 2010

Nokia filed Form 20-F for 2009 with the US Securities and Exchange Commission

Espoo, Finland - Nokia filed its annual report on Form 20-F for 2009 with the US Securities and Exchange Commission today, and revised its definition of the industry mobile device market applicable to its reporting beginning in 2010. Nokia also updated its mobile device market estimates for 2010 based on the revised definition.

Beginning in 2010, Nokia is revising its definition of the industry mobile device market that it uses to estimate industry volumes. This is due to improved measurement processes and tools that enable Nokia to have better visibility to estimate the number of mobile devices sold by certain new entrants in the global mobile device market.  These include vendors of legitimate, as well as unlicensed and counterfeit, products with manufacturing facilities primarily centered around certain locations in Asia and other emerging markets.

For comparative purposes only going forward, applying the revised definition and improved measurement processes and tools that we are using beginning in 2010 retrospectively to 2009, Nokia estimates that industry mobile device volumes in 2009 would have been 1.26 billion units. Based on the industry mobile device market definition used in 2009, Nokia estimated that industry mobile device volumes were 1.14 billion units. Similarly, for comparative purposes only going forward, applying the revised definition retrospectively to 2009, Nokia estimates that its mobile device volume market share would have been 34% in 2009 on an annual basis. Based on the industry mobile device market definition used in 2009, Nokia’s volume market share estimate was 38%. The respective quarterly volume market shares would have been 32% during the first quarter of 2009 (37% based on the 2009 definition), 35% during the second quarter of 2009 (38% based on the 2009 definition), 34% during the third quarter of 2009 (38% based on the 2009 definition) and 35% during the fourth quarter of 2009 (39% based on the 2009 definition). Nokia is not able to apply the revised definition and improved measurement processes and tools retrospectively to its estimated industry mobile device volumes or Nokia’s estimated volume market share in 2008 due to lack of visibility and data. Thus, the industry mobile device volumes estimated for 2008 and Nokia’s volume market share estimated for 2008 are not comparable with the industry mobile device volumes estimates or Nokia’s volume market share estimates based on the revised definition.

Applying its revised definition of the industry mobile device market applicable beginning in 2010 on a comparable year-over-year basis,

• Nokia expects industry mobile device volumes to be up approximately 10% in 2010, compared to 2009;

• Nokia targets its mobile device volume market share to be flat in 2010, compared to 2009; and

• Nokia targets to increase its mobile device value market share slightly in 2010, compared to 2009.

These expectations and targets are the same as announced by Nokia on January 28, 2010 while now applying the revised market definition.

The Nokia annual report on Form 20-F for 2009 is available in pdf format at www.nokia.com/financials. Shareholders may request a hard copy of the report free of charge through Nokia’s Internet pages.

About Nokia
At Nokia, we are committed to connecting people. We combine advanced technology with personalized services that enable people to stay close to what matters to them. Every day, more than 1.2 billion people connect to one another with a Nokia device — from mobile phones to advanced smartphones and high-performance mobile computers. Today, Nokia is integrating its devices with innovative services through Ovi (www.ovi.com), including music, maps, apps, email and more.  Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, while Nokia Siemens Networks provides equipment, services and solutions for communications networks globally.

FORWARD-LOOKING STATEMENTS
It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

Investor Relations Europe
Tel. +358 7180 34927

Investor Relations US
Tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel